

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 17, 2011

Clifford Teller
President
PinstripesNY, Inc.
c/o Maxim Group LLC
405 Lexington Avenue
New York, NY 10174

      **Re: PinstripesNY, Inc.
              Amendment No. 2 to Form 10
              Filed February 3, 2011
              File No. 000-54077**

              **PinstripesNYC, Inc.
              Amendment No. 2 to Form 10
              Filed February 3, 2011
              File No. 000-54078**

              **PinstripesNYS, Inc.
              Amendment No. 2 to Form 10
              Filed February 3, 2011
              File No. 000-54079**

Dear Mr. Teller:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Lauren Nguyen
                        Attorney-Advisor

cc: David N. Feldman, Esq. (212) 997-4242